UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20594

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 11)*

Pittway Corporation
(Name of Issuer)

Class A Common Stock, par value $1.00 per share
(Title of Class of Securities)

725790-20-8
(CUSIP Number)

Check the following box if a fee is being paid with this statement
[   ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Harris William Investors (William Harris Investors, Inc.)

2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [    ]
(b) [    ]

3SEC USE ONLY

4CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5SOLE VOTING POWER
None

6SHARED VOTING POWER
None

7SOLE DISPOSITIVE POWER
None

8SHARED DISPOSITIVE POWER
None

9AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

10CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[     ]

11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTION BEFORE FILLING OUT!

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
Under the Securities Exchange Act of 1934
Amendment No 11
Item 1(a)Name of Issuer:
Pittway Corporation

Item 1(b)Address of Issuer's Principal Executive Offices:
200 South Wacker Drive, Suite 700
Chicago, IL  60606

Item 2(a)Name of Person Filing:
William Harris Investors, Inc. (WHI)

Item 2(b)Address of Principal Business Office:
2 North LaSalle Street, Suite 400
Chicago, IL  60602

Item 2(c)Citizenship:
The filing entity is a Delaware corporation

Item 2(d)Title of Class of Securities:
Class A Common Stock, par value $1.00 per share

Item 2(e)CUSIP Number:
725790-20-8

Item 3	Type of Person:
(e)[X] Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940

Item 4	Ownership at February 29, 2000:
(a)Amount beneficially owned:
None
(b)Percent of class:
0.0%
(c)Number of shares as to which the filing person has:
(i)Sole power to vote or to direct the vote:
None
(ii)Shared power to vote or to direct the vote:
None
(iii)Sole power to dispose or to direct the disposition of:
None
(iv)Shared power to dispose or to direct the disposition of:
None

Item 5Ownership of Five Percent or Less of a Class:
WHI ceases to be a 13G filer with this filing. Issuer merged with/into Honeywell and no longer exists.

Item 6	Ownership of More than Five Percent on Behalf of
Another Person:
Not applicable

Item 7	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company:
Not applicable

Item 8	Identification and Classification of Members of
the Group:
Not applicable

Item 9	Notice of Dissolution of Group:
Not applicable

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 12, 2000

Signature:/s/ Gary Neumayer

Name/Title:Gary Neumayer, Treasurer and Compliance Officer